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                              July 20, 2022

       Richard J. Brezski
       Chief Financial Officer
       InterDigital, Inc.
       200 Bellevue Parkway, Suite 300
       Wilmington, DE 19809

                                                        Re: InterDigital, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 001-33579

       Dear Richard J. Brezski:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       2. Summary of Significant Accounting Policies and New Accounting
Guidance
       Compensation Programs, page 65

   1. Please tell us how you considered the guidance in SAB Topic No. 14.D.2 Question 6 in your determination to
use the simplified method rather than historical exercise data to estimate the expected
term of stock options. In addition, please tell us what consideration you gave to enhancing
your footnote to disclose why the simplified method was used.
 Richard J. Brezski
InterDigital, Inc.
July 20, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameRichard J. Brezski                      Sincerely,
Comapany NameInterDigital, Inc.
                                                          Division of
Corporation Finance
July 20, 2022 Page 2                                      Office of Real Estate
& Construction
FirstName LastName